UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ESSEX RENTAL CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

297187106
(CUSIP Number of Common Stock Underlying Warrants)

Martin A. Kroll
Chief Financial Officer
Essex Rental Corp.
1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089
(847) 215-6500
Fax: (847) 215-6535
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Todd J. Emmerman
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8873
Fax: (212) 940-8776

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$15,040,000	$1,073

(1)
Estimated for purposes of calculating the amount of the filing fee only. Essex Rental Corp. (the “Company”) is offering, for a period of twenty (20) business days, to the holders of up to 8,000,000 of the Company’s (i) publicly traded warrants (the “Public Warrants”) to purchase the Company’s common stock, par value $.0001 per share (“Common Stock”), which were issued by the Company in its initial public offering and (ii) warrants to purchase shares of Common Stock sold by the Company in a private placement that closed simultaneously with the Company’s initial public offering (the “Private Warrants” and, together with the Private Warrants, the “Warrants”), the opportunity  to exercise such warrants by tendering seven (7) warrants for two (2) shares of common stock, on a cashless basis (the “Offer”). The amount of the filing fee assumes that 8,000,000 warrants (the maximum number of warrants that the Company will accept in the Offer) will be exercised in the Offer.  The filing fee is  calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $71.30 for each $1,000,000 of the value of the transaction.  The transaction value was determined by using the average of the high and low prices of the Public Warrants on May 5, 2010, which was $1.88.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A
Form or Registration Number:  N/A
Filing Party:  N/A
Date Filed:  N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

Item 1.	SUMMARY TERM SHEET

The information under the heading “Summary” in the Offer Letter filed as Exhibit (a)(1) to this Schedule TO is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)
The name of the subject company (issuer) and filing person (offeror) is Essex Rental Corp., a Delaware corporation. The address and telephone number of its principal executive offices are 1110 Lake Cook Road, Suite 220, Buffalo Grove, Illinois 60089, telephone (847) 215-6500.

(b)
As of  May 5, 2010, the Company had 11,751,552 warrants to purchase common stock outstanding that were issued in the Company’s initial public offering and in a private placement that closed simultaneously with such initial public offering, which warrants are subject to the Offer. The warrants are exercisable for an aggregate of 11,751,552 shares of common stock of the Company.

(c)
Information about the trading market and price of the subject securities under ‘‘The Offer, Section 6. Price Range of Common Stock, Warrants and Units’’ of the Offer Letter is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)
The name of the Company is “Essex Rental Corp.”  The Company is the filing person and the subject company. The address and telephone number of the Company and each of the Company’s executive officers and directors is Essex Rental Corp., 1110 Lake Cook Road, Suite 220, Buffalo Grove, Illinois 60089, telephone (847) 215-6500.  Pursuant to Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), information about the name, address and telephone number of each officer and director under “The Offer, 5. Background and Purpose of the Offer – Interests of Officers and Directors” is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION

(a)
Information about the terms of the transaction under “The Offer, Sections 1 through 13” of the Offer Letter is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)
Each director and officer of the Company who owns warrants has agreed to exercise a number of warrants owned by such officer or director such that, after giving effect to any proration of Warrants tendered, the number of Warrants exercised by such officer or director is in proportion to the total number of Warrants exercised under the Offer by all other Warrant holders.  See Item 8(a) herein for more information.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)	The information under “The Offer – Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)	The information about the purpose of the transaction under “The Offer, Section 5.C. Purpose of the Offer” is incorporated herein by reference.

(b)	The information about the purpose of the transaction under “The Offer, Section 5.C. Purpose of the Offer” is incorporated herein by reference.

(c)
No plans or proposals described in this Schedule TO or in any materials sent to the holders of the warrants in connection with this Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10). The exercise of the warrants resulting from the modification of the exercise terms would trigger the acquisition by such exercising holders of additional shares of common stock of the Company.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
The Company does not beneficially own any of the warrants.  Members of the Company’s board of directors and its executive officers collectively hold 1,434,763 warrants (or 12.21% of the total outstanding warrants as of May 5, 2010), of which, 65,963 were purchased in the open market and 1,368,800 of which were sold by the Company to Laurence S. Levy and Edward Levy in private transactions simultaneously with the Company’s initial public offering.  Specifically, Laurence S. Levy beneficially owns 957,333 warrants (or 8.15% of the total outstanding warrants as of May 5, 2010), Edward Levy beneficially owns 411,467 warrants (or 3.51% of the outstanding warrants as of May 5, 2010), Ronald Schad beneficially owns 60,963 warrants (or 0.52% of the outstanding warrants as of May 5, 2010) and Martin Kroll owns 5,000 warrants (or 0.05% of the outstanding warrants as of May 5, 2010).

(b)	The Company purchased 455,561 Warrants on April 13, 2010 at a price of $1.73 per warrant in a private transaction.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)
The Company has retained Continental Stock Transfer & Trust Company (“Continental”) to act as the Depositary and Morrow & Co., LLC (“Morrow”) to act as the Information Agent. Morrow may contact warrant holders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee warrant holders to forward material relating to the Offer to beneficial owners. Each of Continental and Morrow will receive reasonable and customary compensation for its services in connection with the Company’s Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.	FINANCIAL STATEMENTS

(a)
Incorporated by reference are the Company’s financial statements for (i) the fiscal years ended December 31, 2009 and 2008 that were furnished in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2010; and (ii) the fiscal quarter ended March 31, 2010 that were furnished in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2010.  The full text of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

(b)	None.

Item 11.	ADDITIONAL INFORMATION

(a)           (1)           Except as otherwise described in Item 4(a) hereof, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.

(2)           There are no applicable regulatory requirements or approvals needed for the Offer.

(3)           Not applicable.

(4)           The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the related regulations are inapplicable.

(5)           None.

(b)	None.

Item 12.	EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a)	(1)	Offer Letter to Warrant Holders, dated May 10, 2010.

(2)           Letter of Transmittal.

(3)           Notice of Guaranteed Delivery.

(4)           Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(5)           Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(6)           The Company’s Registration Statement on Form S-1 (File No. 333-117051) initially filed on November 6, 2006, as amended, and Post-Effective Amendment on Form S-3 to Form S-1 filed on May 21, 2009 (Incorporated herein by reference).

(7)           Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 15, 2010 with the SEC (incorporated herein by reference).

(8)           Quarterly Report on Form 10-Q for the three months ended March 31, 2010 filed on May 4, 2010 with the SEC (incorporated herein by reference).

(9)           Press Release dated May 3, 2010 filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 3, 2010 with the SEC (incorporated herein by reference).

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESSEX RENTAL CORP.

By:	/s/ Martin A. Kroll
Name:	Martin A. Kroll
Title:	Chief Financial Officer

Date:  May 10, 2010